DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

January 31, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attention: Matthew Derby

Re:	IBEX Limited
Draft Registration Statement on Form F-1
Submitted December 20, 2019
CIK No. 0001720420

Dear Mr. Derby:

This letter is submitted on behalf of IBEX Limited (“IBEX” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted on December 20, 2019 (the “Registration Statement”), as set forth in your letter dated January 16, 2020 addressed to Robert Dechant, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

United States Securities and Exchange Commission
January 31, 2020

Capitalization, page 54

1.
Your disclosure indicates that your pro forma as adjusted basis gives effect to the sale of your common shares and the application of $ of the net proceeds therefrom. Please clarify how the proceeds are being applied in your presentation.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 55 of Amendment No. 1 as requested. Further, the Company respectfully advises the Staff that it is currently finalizing its plans with respect to the application of the net proceeds and intends to include additional detail about its expected use of proceeds in a subsequent amendment to the Registration Statement prior to effectiveness.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview, page 62

2.
Please further clarify your disclosure to describe the impact the Velocity client segment has had on your operating results for the periods presented and why you separately disclose revenues from this client segment. We note your disclosure that the growth with these clients is a key driver in the increase in your revenue from non-voice channels. Clarify how revenue from non-voice channels has impacted your operating results for the periods presented. Further, tell us how you considered providing disclosure of revenue earned from each of your other client industries with a discussion of the economic and other conditions that impact each of these industries.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 64 of Amendment No. 1 as requested. Further, the Company respectfully advises the Staff that Velocity clients represent a cross section of industries, such as technology, e-commerce and consumer services. The Company did consider providing a discussion of the economic and other conditions that impact its clients’ industries, but it determined that such additional disclosure would not be meaningful to investors because, from the Company’s perspective, these clients generally operate under economics typical of the outsourced customer care market, regardless of the industries in which they operate. However, the Velocity client segment is distinguished by its growth trajectory, its contribution to profitability and a greater propensity to leverage digital forms of service delivery.

United States Securities and Exchange Commission
January 31, 2020

Results of Operations

Consolidated Statement of Comprehensive Income Fiscal Year Ended June 30, 2018 and 2019, page 79

3.	Please disclose the factors that resulted in the increase in net income from discontinued operations for the year ended June 30, 2019 as compared to June 30, 2018.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 80 of Amendment No. 1 and has added the following information: This increase is primarily attributable to an increase in the scale of  the Etelequote Limited business due to a production headcount increase of over 75% in fiscal 2019 as compared to fiscal 2018, a net sales increase of over 85% in fiscal 2019 as compared to fiscal 2018 and an increase in booked revenues per policy as a result of growth trajectory of the positive historical retention experience. This increase in scale yielded higher operating leverage resulting in an increase in net income.

Internal Controls over Financial Reporting, page 88

4.
Please further clarify the nature of the material weaknesses related to the revenue recognition at one of your subsidiaries and the estimate of renewable revenue for Etelequote Limited. Clarify the dollar amount of any misstatements that resulted from any of your material weaknesses identified and the periods that were impacted.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 89 of Amendment No. 1 and has added the following information: (i) the material weakness that related to revenue recognition at one of our subsidiaries resulted from duplicating revenue recognition  from one of our clients and caused us to overstate our revenues and receivables by approximately $0.8 million during the fiscal year ended June 30, 2018; and (ii) specifically, corporate financial management review controls failed in estimating Etelequote Limited renewable receivable revenue, which is complex and requires a high level of judgment under IFRS 15. As a result of our management review controls failure, we recorded adjustments of $1.9 million (before tax), increasing our estimated renewable receivable revenue in the statement of comprehensive income and loss and renewable receivable in the statement of financial position as of June 30, 2019.

Business, page 90

5.
You disclose that you are “a leading provider of technology-enabled customer interaction solutions for enterprise clients.” Please disclose the basis for this statement and what measures you are using, such as revenues, market share or some other standard. In this regard, we note your disclosure on page 124 that “[t]he customer acquisition and customer management segments in which we compete are highly fragmented with the largest 10 providers for call center and BPO services representing a total of approximately 30% of the market.”

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 91 of Amendment No. 1 as requested. The Company respectfully directs the Staff to the Business section starting on page 91 for details of why the Company is a differentiated provider of technology-enabled customer interaction solutions for enterprise clients, including the measures for such statement.

Compensation of Executive Officers and Directors, page 137

6.
Please disclose the amount of compensation paid to your officers and directors for the most recently completed fiscal year on either an individual or aggregate basis, as applicable, pursuant to Part I, Item 6(B)(1) of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 138 of Amendment No. 1 and has included the following information: We paid our directors and executive officers an aggregate amount of approximately $6.25 million for services provided in fiscal 2019, including approximately $2.87 million of salary, $2.12 million of share-based payments,  $1.25 million of commissions and bonuses and $0.01 million of pension, retirement and similar benefit plans. For more information regarding a description of applicable share-based and cash-based plans, see Note 19 to our audited consolidated financial statements.

Shareholder Suits, page 159

7.
We note that your exclusive forum provision identifies the Southern District of New York as the exclusive forum for certain litigation, including private actions under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 41 and 160 of Amendment No. 1 and has included the following information: Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities  Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and in any event, our shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder.

United States Securities and Exchange Commission
January 31, 2020

Consolidated Financial Statements

Notes to Financial Statements

3.9 Adoption of IFRS 15 Revenue from Contracts with Customers

Customer Management, page F-26

8.
Your disclosure states that as a result of the adoption of IFRS 15, IBEX Global Limited was impacted by the deferral of training revenues. As the revenues generated from training did not qualify to be treated as a performance obligation, the requirement was to defer those revenues over the life of the agreement. However, we note that your revenue recognition policy prior to the adoption of IFRS 15 as previously disclosed on page F-20 of your Form F-1/A filed on 3/28/18 also indicated that revenues for the initial training that occurs upon commencement of a new client contract are deferred and recognized on a straight-line basis over the life of the client contract. Please clarify your disclosure to more specifically describe the changes with respect to training revenue upon the adoption of IFRS 15.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that prior to adoption of IFRS 15, training revenue was recognized based on the length of the remaining contract period. As such, long-term training revenue was deferred and recognized over the remaining contract period. In contrast, for contracts less than 12 months, revenue was recognized immediately upon delivery of the training activity. Upon adoption of IFRS 15, training revenues from short-term and long-term training contracts are deferred over the life of the contract.

Upon further review, the Company determined that note 3.9.1 to the consolidated financial statements on page F-27 of Amendment No. 1 includes an error, which the Company deems to be immaterial, in the amount of $1.0 million related to training revenue from a contract that was incorrectly determined to have a term of less than 12 months. Such amount should have been disclosed as part of deferred revenue under both IAS 18 and IFRS 15. Therefore, in note 3.9.1 to the consolidated financial statements, this error resulted in an amount of $1.0 million being incorrectly included in the IFRS 15 impact on deferred revenue as of June 30, 2019 (and incorrectly excluded from the amount shown for deferred revenue excluding the impact of IFRS 15) and the same amount being incorrectly included in the IFRS 15 impact on revenues and other income for the year ended June 30, 2019 (and incorrectly excluded from the amount of revenues and other income disclosed as excluding the impact of IFRS 15).

19.5 Restricted Stock Award Program, page F-68

9.
Your disclosure on page F-69 indicates that you issued 2,373,374 restricted shares. However, your disclosure on page F-70 indicates that you issued 2,373,374 options. Please revise or advise. Please also disclose the fair value of your common shares used in the determination of the fair value of options or restricted shares granted in the year ended June 30, 2019. Clarify the factors that contributed to any significant differences in this fair value and the $14.00 per share fair value used in the determination of the fair value of your options granted in the year ended June 30, 2018.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page F-70 to refer to restricted shares as opposed to options of Amendment No. 1 as requested. In addition, the Company respectfully advises the Staff that the fair value of the Company’s common shares used in the determination of the fair value of restricted shares granted in the year ended June 30, 2019 was $0.61 per common share and is disclosed on page F-70 of Amendment No. 1. The fair value of the Company’s common shares associated with the options granted on December 22, 2017 under the 2017 IBEX Plan was initially based on an valuation report, as of March 2017, issued in accordance with Section 409A of the Internal Revenue Code, at a value of $6.81 per common share, after giving effect to the 1.11650536356898-to-1 reverse share split. However, subsequent to the December 22, 2017 grant date, the Company considered events that occurred after the March 2017 valuation, including, but not limited to, the proximity of the anticipated launch date of the Company’s initial public offering to the option issuance and the estimated pricing range, based on feedback from the Company’s financial advisors, provided in February 2018.  Based on those factors, the Company decided to adopt a $14 fair value for the options granted on December 22, 2017, corresponding with the low end of the preliminary price range for the Company’s then-expected initial public offering.  In March 2018, the Company decided to postpone its initial public offering.

On December 21, 2018, the Company implemented a recapitalization and adopted the 2018 Restricted Share Plan. The 2017 IBEX Plan and all options issued thereunder were terminated. Under the new capital structure, the Company’s authorized share capital was divided into three series of preferred shares (each carrying its own rights and preferences) and two classes of common shares. The recapitalization is more fully described on pages 154 and 155. Instead of stock options, the Company issued restricted shares under the 2018 Restricted Share Plan. In light of the fact that the restricted shares were issued under an entirely different capital structure than the options granted under 2017 IBEX Plan, the two equity incentive instruments are not economically equivalent or comparable in terms of fair market value.

The Company has modified its disclosure on page F-70 to refer to restricted shares as opposed to options and considers this change immaterial to the consolidated financial statements. As such, it will be included in the Company’s interim financial information.

United States Securities and Exchange Commission
January 31, 2020

10.	Please disclose the unrecognized compensation expense associated with your current plans as of June 30, 2019, and the period over which it will be recognized.

Response: The Company acknowledges the Staff’s comment.

In relation to the 2018 Restricted Share Plan, the total unrecognized expense at June 30, 2019 is $0.2 million to be recognized over a period of 36 months from the end of fiscal 2019.

In relation to the Phantom Stock Options, the total unrecognized expense at June 30, 2019 is $0.1 million to be recognized over a period of 31 months from the end of fiscal 2019.

The Company believes these amounts are immaterial to the consolidated financial statements.

25.3 Revenue from contracts with customers, page F-85

11.
Tell us how you considered disclosing the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the reporting period and when you expect to recognize this amount as revenue, as required by paragraph 120 of IFRS 15.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that unsatisfied performance obligations, as of June 30, 2019, related primarily to training revenue billed to clients at specific contractual transaction prices. In accordance with IFRS 15, training revenue is deferred on the straight-line basis over life of the client contract. Therefore, an unsatisfied performance obligation is determined based on the remaining life of the contract as of the end of the financial reporting period.  In accordance with IFRS 15, deferred training revenue will be recognized in the future reporting periods based on the client contract term.

In relation to the recognition of the amount, the Company respectfully directs the Staff to the table at the bottom of page F-85 of Amendment No. 1.

*  *  *

[Signature page immediately follows.]

United States Securities and Exchange Commission
January 31, 2020

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4970.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:	Robert Dechant, IBEX Limited
Christy O’Connor, Esq., IBEX Limited
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP